Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-205410

San Diego Gas & Electric Company

Final Term Sheet

May 16, 2016

2.500% First Mortgage Bonds, Series QQQ, due 2026

This free writing prospectus relates only to the securities described below and should be read together with San Diego Gas & Electric Company’s preliminary prospectus supplement dated May 16, 2016 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated July 13, 2015 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	San Diego Gas & Electric Company (the “Company”)

Anticipated Ratings[1]:	Aa2 (stable) by Moody’s Investor Service A+ (stable) by Standard & Poor’s Ratings Services AA- (stable) by Fitch Ratings

Trade Date:	May 16, 2016

Settlement Date:	May 19, 2016 (T+3)

Securities Offered:	2.500% First Mortgage Bonds, Series QQQ, due 2026 (the “Bonds”)

Aggregate Principal Amount Offered:	$500,000,000

Interest Payment Dates:	May 15 and November 15, commencing November 15, 2016

Coupon:	2.500% per annum, accruing from May 19, 2016

Maturity:	May 15, 2026

Yield to Maturity:	2.537%

Spread to Benchmark Treasury:	+78 basis points

Benchmark Treasury:	1.625% due May 15, 2026

Benchmark Treasury Yield:	1.757%

Optional Redemption Provision:	Prior to February 15, 2026, make-whole call at Adjusted Treasury Rate (as defined in the Preliminary Prospectus Supplement) +15 basis points. On and after February 15, 2026, 100% of the principal amount. See the Preliminary Prospectus

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption. The Bonds are also subject to redemption under the limited circumstances described in the Preliminary Prospectus Supplement under the caption “Supplemental Description of First Mortgage Bonds–Optional Redemption–Sale, Eminent Domain, Etc.”

Price to Public:	99.675%, plus accrued interest, if any

CUSIP:	797440 BU7

ISIN:	US797440BU77

Total Net Proceeds:	Approximately $495.1 million, after deducting the underwriting discount but before deducting estimated offering expenses payable by the Company.

Joint Book-Running Managers:	Barclays Capital Inc. Citigroup Global Markets Inc. Loop Capital Markets LLC Mitsubishi UFJ Securities (USA), Inc. RBC Capital Markets, LLC

Co-Managers:	CAVU Securities, LLC Guzman & Company

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847, by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, by calling Loop Capital Markets LLC toll-free at (888) 294-8898, by calling Mitsubishi UFJ Securities (USA), Inc. toll-free at (877) 649-6848, or by calling RBC Capital Markets, LLC toll-free at (866) 375-6829.

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